MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
[redacted]ster M14 7QU
161 232 0066
161 232 6524
travelgroup.com

02 APR 17 AM 11:3

02028473

12 April 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12 April 2002, the Company filed with the Register of Companies House forms 88(2)'s.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

4/19

J:Grpsec-15-07-0801-001-SEC-3-020410

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	742748
Company Name in full	MYTRAVEL GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	43,965		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.43		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ARTICLES QUEST TRUSTEE LIMITED	£0.10 ORDINARY	43,965
Address: PARKWAY ONE, PARKWAY BUSINESS CENTRE, 300 PRINCESS ROAD, MANCHESTER		
UK postcode: M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/4/2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS KAREN HOULIHAN MY TRAVEL GROUP PLC PARKWAY ONE, PARKWAY BUSINESS CENTRE, 300 PRINCESS ROAD, MANCHESTER M14 7QU

Tel 0161 232 6586

DX number DX exchange

Blueprint

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MYTRAVEL GROUP PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 04 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,915		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.43		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mutual Quest Trustee Limited	Class of shares allotted: £0.10 Ordinary	Number allotted: 6,915
Address: Parkway One, Parkway Business Centre, 300 Princess Road, Manchester		
UK postcode: M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Gregory A Mahon Date 12/4/2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs Karen Kerrigan Mutual Group plc, Parkway One, Parkway Business Centre, 300 Princess Road, Manchester M14 7QU

Tel 0161 232 6586.

DX number DX exchange

Blueprint